Demand Promissory Note

PROMISSORY NOTE

$50,000
May 4, 2022

1. For value received, Bookmakers Company US, LLC ("Maker") promises to pay to Victor Salerno ("Payee"), on order, at its offices at 107 E. Warm Springs Road, Las Vegas, Nevada 89119, the principal sum of FIFTY THOUSAND DOLLARS ($50,000), together with interest at the rate set forth in Section 2 below for on the unpaid principal balance of this note from time to time outstanding until paid in full.

2. Interest shall accrue on the unpaid and outstanding principal balance of this note commencing on the date this Note is made and continuing until repayment of this note in full at a rate per annum equal to TEN PERCENT (10%). Accrued interest along with principal shall be due and payable in full on June 30, 2022.

3. Maker shall make all payments required under this note to Payee in lawful money of the United States and in immediately available funds. All payments under this note shall be made unconditionally, indefeasibly and in full without deduction, setoff, recoupment, counterclaim, or other defense, all of which are hereby waived to the maximum extent permitted by applicable law. If the Maker has any claim, recoupment, setoff, defense, or other right to the contrary, Maker shall notify Payee in writing immediately. Maker hereby represents and warrants that it presently has no such claims, recoupments, setoffs, defenses, or other such rights.

4. Maker has the right to make payment of the unpaid Principal in whole or in part at any time before demand for payment by Payee. If Maker makes a prepayment, Maker shall notify Payee in writing that Maker is doing so. Maker may make a prepayment without paying any penalty; provided, however, that any such prepayment of principal shall be accompanied by the payment of interest accrued to the date of such prepayment and all costs, expenses or charges then owed to Payee pursuant to this note. Payee shall use the prepayment to reduce the amount of principal that is owed under this note.

Upon the occurrence of an Event of Default, the whole sum of principal and interest shall become immediately due and payable at the option of the holder of this note. For purposes of this note, an Event of Default, shall mean any of the following: (a) Maker's failure to make a payment required hereunder within 5 days of any applicable due date or demand therefor by Payee; (b) an assignment by Maker for the benefit of creditors, whether voluntary or involuntary; (c) the

appointment of a receiver for Maker; (d) the adjudication of Maker as bankrupt; (e) Maker's failure to observe or perform any of the covenants, conditions or agreements contained herein or any other agreement by and between the parties; (e) filing by or against Maker of a petition or pleading seeking the adjudication of Maker as a bankrupt, or seeking any other relief with respect to Maker, under any bankruptcy or other debtor's relief law (provided that if filed against Maker, such petition must not have been dismissed within 60 days from the date of filing thereof; (f) the entry against Maker of a judgment or decree in excess of $75,000 which has become non-appealable and has remained undischarged, unsatisfied by insurance or otherwise and unstayed for more than 30 days; or (g) the sale or other transfer by Maker of all or any material part of its property or assets except in the usual and ordinary course of the operation of its business; or a change in the general character, or suspension of any significant part, of Maker's business

5.   In the event this note is not paid in full on or before 5 days following its due date, Maker promises to pay to the holder of this promissory note a late fee in the amount equal to 25% of the unpaid amount. Moreover, Maker promises to pay an additional interest on all unpaid amounts from the date due until such is paid in full at a per annum rate equal to the lesser of 5% or the highest rate permitted by law. Time is of the essence.

6.   Maker waives presentment, demand, notice of demand, protest, notice of protest or notice of nonpayment in connection with the delivery, acceptance, performance, default or enforcement of this note or of any document or instrument evidencing any security for payment of this note.

7.   Failure at any time to exercise any of the rights of Payee hereunder shall not constitute a waiver of such rights and shall not be a bar to exercise of any of such rights at a later date. In the event of commencement of suit to enforce payment of this note, the prevailing party shall be entitled to receive the costs of collection including reasonable attorneys' fees and court costs.

8.   Maker and Payee intend to always comply with applicable usury laws. If, at any time, such laws would render usurious any amounts called for under this promissory note, it is Maker's and Payee's express intention that Maker shall never be required to pay interest on this promissory note at a rate in excess of the maximum lawful rate then allowed. The provisions of this Section 8. shall control over all other provisions of this promissory note, which may be in apparent conflict hereunder. Any excess amount shall be immediately refunded by Payee to Maker, and the provisions hereof shall be immediately reformed, and the amounts thereafter collectible under this note shall be reduced, without the necessity of the execution of any further documents, to comply with the then applicable law, but so as to permit the recovery of the fullest amount otherwise called for under this promissory note. Any such refund shall not cure or waive any default by Maker under this promissory note. Maker agrees that in determining whether any interest payable under this note exceeds the highest rate not prohibited by law, any non-principal payment (except payments specifically stated in this promissory note to be "interest"), including,

without limitation, late charges, shall, to the maximum extent not prohibited by law, be an expense, fee, or indemnification amount rather than interest. The term "applicable law" as used in this note shall mean the laws of the State of Nevada or the laws of the United States, whichever laws allow the greater rate of interest, as such laws now exist or may be changed or amended or come into effect in the future.

9.   This note shall be governed, construed, and enforced in accordance with the laws of Nevada, without regard to principles of conflicts of law. The Maker, Payee, or holder in due course agree to voluntarily submit to personal jurisdiction in Nevada and any disputes, claims, or actions—in law or in equity, real or threatened, arising from or as a result of this note must be brought in the proper venue of the Eighth Judicial District Business Court in the District of Nevada. Further, the Parties acknowledge and agree to WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL and have the district court hear the dispute as the trier of fact. This waiver to a jury trial does not affect any Party's right to appeal.

10.   Maker agrees that its liability under this note shall be binding upon its successors and assigns; provided, however that Maker may not assign or transfer its obligation under this note without the prior written consent of Payee. This note may be assigned by Payee without the consent of Maker.

11.   Any notice that must be given to Maker under this promissory note shall be given by hand delivery or by certified mail addressed to Maker at

Bookmakers Company US, LLC
107 E. Warm Springs Road
Las Vegas, Nevada 89119
(702) 449-8226
Attn: Bob Kocienski, CEO

Notice shall be delivered or mailed to Maker at a different address only after Maker gives the Payee written notice of the different address.

12.   If any provision of this note shall for any reason be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision of this note, but this note shall be construed as if this note had never contained the invalid or unenforceable provision.

13.   This note contains the entire understanding of the parties with respect to the subject matter hereof and includes all the oral and written agreements, representations, and arrangements between the parties with respect to the obligations to be incurred by the Maker herein, and no other representations or warranties are made or implied except as expressly set forth in this note. This note may not be changed or amended orally, but only by an agreement in

writing, signed by Bookmakers Company US, LLC the party against whom enforcement is sought.

IN WITNESS WHEREOF, the undersigned has caused this promissory note to be duly executed as of the date first written below.

Dated: May 4, 2022



By: Robert Kocienski
Title: CEO